On October 26, 2012, Fidelity Advisor Stock Selector All Cap Fund, a series of Fidelity Advisor Series I, transferred all of its shares to Fidelity Stock Selector All Cap Fund, a series of Fidelity Capital Trust, solely in exchange for shares of Fidelity Stock Selector All Cap Fund and the assumption by Fidelity Stock Selector All Cap Fund of Fidelity Advisor Stock Selector All Cap Fund's liabilities, and such shares of Fidelity Stock Selector All Cap Fund were distributed constructively to shareholders of Fidelity Advisor Stock Selector All Cap Fund in complete liquidation and termination of Fidelity Advisor Stock Selector All Cap Fund . The transaction was approved by the Board on March 14, 2012 and by shareholders of Fidelity Advisor Stock Selector All Cap Fund on August 15, 2012.